U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

Tantech Holdings Ltd

c/o Zhejiang Tantech Bamboo Technology Co., Ltd

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 19, 2015, the Board of Directors of Tantech Holdings Ltd (the “Registrant”) authorized its wholly-owned subsidiary, USCNHK Group Limited, a Hong Kong limited company (“USCNHK”), to form a wholly-owned subsidiary established in the People’s Republic of China (“PRC”), Lishui Tantech Energy Tech Co., Ltd. (“Lishui Tantech”). USCNHK was directed to transfer to Lishui Tantech all of the shares USCNHK holds in Zhejiang Tantech Bamboo Technology Co., Ltd, a PRC company (“Bamboo Tech”), which shares represent 95% of the outstanding shares of Bamboo Tech.

The Board (other than Ms. Yefang Zhang and her husband and our Chairman, Mr. Zhengyu Wang, who recused themselves from consideration of the matter to avoid any appearance of conflict of interest) also authorized and directed Lishui Tantech to negotiate the purchase of the remaining 5% equity interests of Bamboo Tech from the five individual owners thereof (including Dexian Zhang, the brother of Ms. Yefang Zhang and the brother-in-law of Mr. Zhengyu Wang). The Board anticipates that the purchase price per share of Bamboo Tech will be between 60% and 70% of the average closing price of the Registrant’s ordinary shares on the NASDAQ Capital Market during the ten-day trading period ended on July 14, 2015, the date of the Board of Directors meeting at which such matter was discussed. Such discount represents the Board’s assessment of the per share price of the shares of Bamboo Tech, which are less easily traded than the Registrant’s ordinary shares.

The Board (other than Ms. Yefang Zhang and her husband, Mr. Zhengyu Wang, who recused themselves from consideration of the matter to avoid any appearance of conflict of interest) also authorized Bamboo Tech to acquire all of the equity interests of Hanzhou Xilingbaliu e-Commerce Co., Ltd., an e-commerce company established by Ms. Yefang Zhang. Ms. Zhang established the e-commerce company for the benefit of the Registrant; accordingly, the purchase price to be paid to Ms. Zhang is intended to be the lowest price permissible under Chinese law.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Its: Chief Executive Officer

Dated: August 21, 2015